UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13G
                                (Rule 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)

                   Under the Securities Exchange Act of 1934

                               (Amendment No. )(1)


                        First Chester County Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, Par value $1.00 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   33749210-2
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               February 14, 2003
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

          [_]  Rule 13d-1(b)

          [_]  Rule 13d-(c)

          [X]  Rule 13d-1(d)


----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OMB Number: 3235-0145
Expires: December 31, 2005

(SC13G-07/99)

CUSIP No. 33749210-2                13G                    Page 2   of  5  Pages


________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Charles E. Swope

________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION



________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           204,502
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          15,508
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         204,502
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            15,508
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        250,086

________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                            [_]

________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        5.13%

________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*

        IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  33749210-2                13G                    Page 3  of  5  Pages


________________________________________________________________________________
Item 1(a).  Name of Issuer:

First Chester County Corporation

________________________________________________________________________________
Item 1(b).  Address of Issuer's Principal Executive Offices:

9 North High Street, West Chester, PA 19380

________________________________________________________________________________
Item 2(a).  Name of Person Filing:

Charles E. Swope

________________________________________________________________________________
Item 2(b).  Address of Principal Business Office, or if None, Residence:

9 North High Street, West Chester, PA 19380

________________________________________________________________________________
Item 2(c).  Citizenship:

USA

________________________________________________________________________________
Item 2(d).  Title of Class of Securities:

Common Stock, par value $1.00 per share

________________________________________________________________________________
Item 2(e).  CUSIP Number:

33749210-2

________________________________________________________________________________
Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

     (a)  [_]  Broker or dealer registered under Section 15 of the Exchange Act.

     (b)  [_]  Bank as defined in Section 3(a)(6) of the Exchange Act.

     (c)  [_]  Insurance  company as defined in Section 3(a)(19) of the Exchange
               Act.

     (d) [_] Investment company registered under Section 8 of the Investment Company Act.

     (e)  [_]  An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

     (f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     (g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

     (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

     (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

     (j)  [_]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


     If this statement is filed pursuant to Rule 13d-1(c), check this box.   [_]

CUSIP No. 33749210-2                13G                    Page 4  of  5  Pages


Item 4.  Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned:    250,086


     (b)  Percent of class:     5.13%


     (c)  Number of shares as to which such person has:

          (i)   Sole power to vote or to direct the vote                 204,502


          (ii)  Shared power to vote or to direct the vote                15,508


          (iii) Sole power to dispose or to direct the disposition of    204,502


          (iv)  Shared power to dispose or to direct the disposition of   15,508



________________________________________________________________________________
Item 5.  Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ( )


________________________________________________________________________________
Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

     The total shares reported as beneficially owned by the reporting person include: 23,054 shares owned by his wife, 7,022 shares owned by his adult son and 15,508 owned by the Swope Foundation.

________________________________________________________________________________
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     Not Applicable.

________________________________________________________________________________
Item 8.  Identification and Classification of Members of the Group.

     Not Applicable

________________________________________________________________________________
Item 9.  Notice of Dissolution of Group.

     Not Applicable

________________________________________________________________________________
Item 10.  Certifications.

     Not Applicable. This statement is filed pursuant to Rule 240.13d-1(d) due to the vesting of certain options to purchase shares of the Issuer that result in the reporting person becoming the beneficial owner of more than 5% of the outstanding shares of Common Stock of the Issuer.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                        ----------------------------------------
                                                        (Date)



                                        ----------------------------------------
                                                      (Signature)



                                        ----------------------------------------
                                                      (Name/Title)



Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).